Exhibit 99.1

Bit Digital, Inc. Announces Interruptions To Certain Hosting Partners’ Operations

NEW YORK, May 19, 2022 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) (“Bit Digital” or the “Company”), a bitcoin mining company headquartered in New York, announced updates related to its hosting partners’ operations.

Bit Digital management has recently been informed of two incidents affecting our hosting partners’ operations.

Our hosting partner Blockfusion USA, Inc. (“Blockfusion”) advised us that the substation at its Niagara Falls, NY facility was damaged by an explosion and subsequent fire, and power was cut off to approximately 2,515 of our bitcoin miners and approximately 710 ETH miners that had been operating at the site immediately prior to the incident. There is not believed to have been any material damage to the mining center building or to the Company’s miners. The explosion and fire are believed to have been caused by faulty equipment owned by the power utility. Blockfusion and the Company intend to pursue claims including seeking reimbursement for lost revenue. Blockfusion is working with its insurer and the utility to restore power as quickly as possible. Operations are hoped to resume within a few weeks, but at this time there can be no assurances as to timing. Bit Digital management continues to monitor the situation and Blockfusion’s pursuit of claims.

Our hosting partner Digihost Technology Inc. (“Digihost”) has advised us that a cut in power to its North Tonawanda, NY site has resulted in approximately 1,580 of our miners going offline, citing the need for additional approvals from the power authorities. Digihost has made the applications and expects initial feedback this month. Digihost also continues to await approval from the applicable authorities in order to complete its acquisition of the site’s 60MW power plant; at this time there can be no assurances as to timing. Bit Digital management continues to monitor the situation.

While we are exploring various alternatives, the above-described incidents have resulted in an approximate 46.8% reduction to our operating hash rate. This is expected to have a material adverse effect on our operating results until such matters are resolved.

About Bit Digital

Bit Digital, Inc. is a bitcoin mining company headquartered in New York City. Our mining operations are located in North America. For additional information, please contact ir@bit-digital.com or visit our website at www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under “Risk Factors” in Item 3.D of our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or bitcoin hash rate may also materially affect the future performance of Bit Digital’s production of bitcoin. Actual operating results will vary depending on many factors including network difficulty rate, total hash rate of the network, the operations of our facilities, the status of our miners, and other factors. Additionally, all discussions of financial metrics assume mining difficulty rates as of May 2022. See “Safe Harbor Statement” below.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.